Owens-Illinois, Inc. One Michael Owens Way Perrysburg, Ohio 43551-2999 +1 567 336 5000 tel +1 567 336 8262 fax www.o-i.com

January 30, 2009

VIA EDGAR TRANSMISSION

Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Owens-Illinois, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
File No. 001-09576

Dear Mr. Decker:

We are in receipt of the Staff’s letter, dated January 16, 2009, with respect to the above-referenced Annual Report on Form 10-K.  The Staff’s comments are set forth below in bold, followed by the Company’s response to each comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

1.              Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings.

Please see our responses below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Segment Operating Profit, page 26

2.              We note your response to comment 2 from our letter dated December 1, 2008.  Your proposed presentation of the subtotal “Reportable segment totals” outside of your SFAS 131 footnote represents a non-GAAP measure.  Please either clearly identify this as non-GAAP measure or remove the subtotal and any references to it throughout your filing.

Response: In future filings, the Company will identify “Reportable segment totals” as a non-GAAP measure when used outside of the SFAS 131 footnote as follows:  “The segment data presented below is prepared in accordance with SFAS 131.  The line titled ‘reportable segment totals’, however, is a non-GAAP measure when presented outside of the financial statement footnotes.  Management has included ‘reportable segment totals’ below to facilitate the discussion and analysis of financial condition and results of operations.  The Company’s management uses Segment Operating Profit, in combination with selected cash flow information, to evaluate performance and to allocate resources.”

Capital Resources and Liquidity, page 35

We note your response to comment 4 from our letter dated December 1, 2008.  Please address the following:

•                  Please supplementally provide us with the calculation of your financial covenants for the year ended December 31, 2007 and for the most recent subsequent period available.  The information provided should include the actual ratio(s) compared to the require minimum or maximum ratio(s);

•                  Revise your proposed expanded disclosures to explain the implications if you were to experience an event of default under the Secured Credit Agreement.  For example, clarify if an event of default would result in an acceleration of the maturity date of the Secured Credit Agreement, causing it to become immediately payable;

•                  Tell us and revise to clarify if the financial maintenance covenant and the leverage ratio refer to the same covenant.  If so, please revise your future filing disclosures to use the same terms consistently.  If not, please tell us and disclose how these covenants differ;

•                  Tell us and disclose how the financial maintenance covenant determines the credit facility’s pricing; and

•                  Tell us and disclose if the financial maintenance covenant referred to in your response to comment 4 directly limits (or is reasonably likely to limit) your available borrowings or impacts your ability to undertake new financing.

Response:  The Secured Credit Agreement (the “Agreement”) contains one financial maintenance covenant — a requirement to maintain a specified Consolidated Leverage Ratio, calculated on a pro forma basis (“Leverage Ratio”) as of each quarter end.  In future filings, we will use this term consistently.  The Leverage Ratio is calculated by dividing consolidated total debt, less cash and cash equivalents, by Consolidated Adjusted EBITDA, all as defined and specified in the Agreement which is filed as an exhibit to the Company’s Form 10-K.  The actual and maximum Leverage Ratio for the twelve months ended December 31, 2007 and twelve months ended September 30, 2008, as provided to the lenders in accordance with the Agreement, are supplementally provided below.

	Continuing Operations
	Last Twelve Months Ended
	(Dollars in Thousands)
	12/31/07	09/30/08

Net Earnings	$299,300	$494,700
Interest expense	348,600	288,200
Provision for income taxes	147,800	207,300
Depreciation and Amortization	452,278	473,255
EBITDA	1,247,978	1,463,455

Material non-recurring gains and non-cash charges	100,331	150,059
Minority share owners’ interests	59,500	66,700
Increase asbestos reserve in 2007 according to definition of Consolidated Adjusted EBITDA in the Agreement	108,000	108,000

Consolidated Adjusted EBITDA	$1,515,809	$1,788,214

Consolidated Total Debt	$3,714,400	$3,457,500
Minus cash and cash equivalents	(447,500)	(444,500)

Net Debt	$3,266,900	$3,013,000

Consolidated Leverage Ratio	2.16	1.68
Maximum Leverage Ratio	4.40	4.40

The interest rate on borrowings under the Agreement is, at the Company’s option, the Base Rate or the Eurocurrency Rate, as defined in the Agreement.  These rates include a margin linked to the leverage ratio and the borrowers’ senior secured debt rating.  The margins range from 0.875% to 1.75% for Eurocurrency Rate loans and from -0.125% to 0.75% for Base Rate loans.  In addition,  a facility fee is payable on the revolving credit facility commitments ranging from 0.20% to 0.50% per annum linked to the Leverage Ratio.

The Leverage Ratio does not directly limit available borrowings under the Agreement.  The Leverage Ratio in the Agreement could, however, restrict the Company’s ability to undertake additional financing to the extent that such financing would cause the Leverage Ratio to exceed the specified maximum as of a quarter end.  The Company’s proposed expanded disclosure is provided below.

“On June 14, 2006, the Company’s subsidiary borrowers entered into the Secured Credit Agreement (the “Agreement”).  At December 31, 200x, the Agreement included a $900.0 million revolving credit facility, a 225.0 million Australian dollar term loan, and a 110.8 million Canadian dollar term loan, each of which has a final maturity date of June 15, 2012.  It also included a $191.5 million term loan and a €191.5 million term loan, each of which has a final maturity date of June 14, 2013.

As a result of the bankruptcy of Lehman Brothers Holdings Inc. and several of its subsidiaries, the Company believes that the maximum amount available under the revolving credit facility was reduced by $32.3 million.  After further deducting amounts attributable to letters of credit and overdraft facilities that are supported by the revolving credit facility, at December 31, 200x the Company’s subsidiary borrowers had unused credit of $xxx.x million available under the Agreement.

The Agreement contains various covenants that restrict, among other things and subject to certain exceptions, the ability of the Company to incur certain liens, make certain investments and acquisitions, become liable under contingent obligations in certain defined instances only, make restricted junior payments, make certain asset sales within guidelines and limits, make capital expenditures beyond a certain threshold, engage in material transactions with shareholders and affiliates, participate in sale and leaseback financing arrangements, alter its fundamental business, amend certain outstanding debt obligations, and prepay certain outstanding debt obligations.

The Agreement also contains one financial maintenance covenant, a Leverage Ratio, that requires the Company not to exceed a ratio calculated by dividing consolidated total debt, less cash and cash equivalents, by Consolidated Adjusted EBITDA, as defined in the Agreement.  The Leverage Ratio could restrict the ability of the Company to undertake additional financing to the extent that such financing would cause the Leverage Ratio to exceed the specified maximum.

Failure to comply with these covenants and restrictions could result in an event of default under the Agreement.  In such an event, the Company could not request borrowings under the revolving facility, and all amounts outstanding under the Agreement, together with accrued interest, could then be declared immediately due and payable.  If an event of default occurs under the Agreement and the lenders cause all of the outstanding debt obligations under the Agreement to become due and payable, this would result in a default under a number of other outstanding debt securities and could lead to an acceleration of obligations related to these debt securities.  A default or event of default under the Agreement, indentures or agreements governing other indebtedness could also lead to an acceleration of debt under other debt instruments that contain cross acceleration or cross-default provisions.

The leverage ratio also determines pricing under the Agreement.  The interest rate on borrowings under the Agreement is, at the Company’s option, the Base Rate or the Eurocurrency Rate, as defined in the Agreement.  These rates include a margin linked to the leverage ratio and the borrowers’ senior secured debt rating.  The margins range from 0.875% to 1.75% for Eurocurrency Rate loans and from -0.125% to 0.75% for Base Rate loans.  In addition, a facility fee is payable on the revolving credit facility commitments ranging from 0.20% to 0.50% per annum linked to the leverage ratio.  The weighted average interest rate on borrowings outstanding under the Agreement at December 31, 200x was x.xx%.

As of December 31, 200x, the Company was in compliance with all covenants and restrictions in the Agreement.  In addition, the Company believes that it will remain in compliance and that its ability to borrow funds under the Agreement will not be adversely affected by the covenants and restrictions.”

*              *              *              *              *              *

Owens-Illinois, Inc. acknowledges the following: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John J. Huber at (202) 637-2242 or Tracy K. Edmonson at +44 20 7710 5810 of Latham & Watkins LLP to discuss this response.

Very truly yours,

/s/ Edward C. White
Edward C. White
Senior Vice President and Chief Financial Officer